UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907/ (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For immediate release

ASUR Call For A Shareholders' Meeting

MEXICO CITY, March 11, 2008 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) announced that its General Annual Ordinary Shareholders' Meeting will be held on April 25, 2008 and announced the agenda for the meeting.

The following is the complete text of the call for the shareholders' meeting:

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.

CALL FOR A SHAREHOLDERS' MEETING

By resolution of the Board of Directors adopted at the meeting held on March 11, 2008 and pursuant to the provisions of Articles 36, 37 and other provisions of the by-laws of Grupo Aeroportuario del Sureste, S.A. de C.V. (the "Company") and Articles 181 and 183 of the General Corporations Law ("Ley General de Sociedades Mercantiles"), the Company's shareholders are hereby called to attend the General Annual Ordinary Shareholders' Meeting (the "Meeting"), which will take place at 10:00 a.m. on April 25, 2008, at the Company's offices in Bosque de Alisos No. 47-A 4th floor, Colonia Bosque de las Lomas, 05120, Mexico City, Mexico, to discuss the following matters:

A G E N D A

GENERAL ANNUAL ORDINARY SHAREHOLDERS MEETING

I.	Presentation and approval of the following:

a.

Report of the Board of Directors in terms of Article 172 of the General Corporations Law and of Article 44 subsection XI of the Securities Market Law, accompanied by the independent auditor's report, in connection with the operations and results for the fiscal year ended December 31, 2007, as well as of the Board of Directors' opinion of the content of such report;

b.

Report of the Board of Directors in terms of Article 172, subsection b, of the General Corporations Law, which contains the main policies, as well as the accounting and information criteria followed in the preparation of the financial information of the Company;

c.	Report of the activities and operations in which the Board of Directors was involved, in accordance with Article 28 IV (e) of the Securities Market Law;

d.	Individual and consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007, as well as the allocation of such results;

e.

Annual report on the activities carried out by the Audit Committee of the Company in accordance with Article 43 of the Securities Market Law and the report on the Company's subsidiaries. Resolutions thereof; and

f.	Report of the fulfillment of the fiscal obligations of the Company for the fiscal year ended on December 31, 2007, in terms of Article 86, section XX of the Income Tax Law. Resolutions thereof.

II.	Proposal regarding the application of the Company's results:

a.	Proposal to increase the legal reserve of the Company;

b.

Proposal and, if that is the case, approval of the maximum amount that may be used by the Company to repurchase the Company's shares in 2008 pursuant to article 56 of the Securities Market Law; proposal and, if that is the case, approval of the provisions and policies regarding the repurchase of the Company's shares by the Company. Resolutions thereof; and

c.	Proposal of the Board of Directors to pay an ordinary net dividend of Ps.2.00 in cash from profits pending application to each of the ordinary Series "B" and "BB" shares. Resolutions thereof.

III.

Ratification of the administration by the Board of Directors and the Chief Executive Officer of the management for the fiscal year of 2007, and appointment or ratification of (i) the persons who will integrate the Board of Directors of the Company, once qualified as independent, (ii) the President of the Audit Committee, and (iii) the persons who will serve on the Committees of the Company; the determination of their corresponding compensation. Resolutions thereof.

IV.	Appointment of Delegates in order to enact the resolutions adopted in the General Annual Ordinary Meeting and, in such case, to formalize such resolutions. Resolutions thereof.

Subject to the paragraph immediately following this one, in order to have the right to attend to the Meeting, the shareholders shall (i) be registered in the Shareholders' Registry Book of the Company, which will be closed three days prior to the date set for the celebration of the Meeting, on April 22, 2008, and (ii) have obtained their admission pass.

In order to have the right to attend the Meeting, the day before the Meeting at the latest, (i) the shareholders shall deposit in the Company's offices, in the S.D. Indeval, S.A. de C.V., Instituto para el Deposito de Valores ("Indeval") or in any national or foreign financial credit institution, their share certificates or the receipts or deposit receipts issued by any such institutions, and (ii) the brokerage houses and the other depositaries in the Indeval shall present the list containing the name, address, nationality and number of shares of the shareholders that they will represent in the Meeting. Upon the delivery of such documents, the Company shall issue an admission pass in favor of the shareholders and/or deliver the forms that they may use in order to be duly represented at the Meeting pursuant to subsection III of article 49 of the Securities Market Law. In order to attend the Meeting, the shareholders shall present the corresponding admission pass and/or form.

The shares deposited at the Company by the shareholders for the purposes of attending the Meeting will not be returned until the Meeting has ended upon the delivery of the deposit receipts issued to the shareholder or attorney-in-fact for such shares.

The shareholders may attend the Meeting either personally or represented by a person or persons duly empowered by a proxy letter signed by two witnesses, through an application in terms of Article 49 subsection III of the Securities Market Law or by any other form of representation granted pursuant to the law.

Furthermore, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby called, and the application previously mentioned, will be available for shareholders at the Company's secretariat upon fifteen days prior to the date of the Meeting.

Mexico, Federal District, March 12, 2008.

Rafael Robles Miaja

Secretary of the Board of Directors

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: March 11, 2008